Exhibit (4)(I)

Teachers Insurance and Annuity Association of America

730 Third Avenue, New York, NY 10017-3206

Telephone: 800-842-2733

Effective Date: This endorsement is effective on the date the TIAA Access Account (the Access Account) is made available for your contract under the terms of your employer’s plan.

Endorsement to Your Minimum Distribution Annuity Contract

This is an endorsement to the Minimum Distribution Annuity contract issued to you, the Payee. The purpose of this endorsement is to introduce the availability of the TIAA Access Account. In addition to the options previously provided under your contract, TIAA now offers you the option of accumulating funds in the Access Account, as of the effective date of this endorsement. Except as otherwise noted within, this endorsement replaces all of the provisions of your contract in order to explain the nature of the Access Account and the impact of its availability on the provisions of your contract.

GENERAL DESCRIPTION

Your contract will provide periodic minimum distribution payments to you until the accumulation is entirely paid out. The minimum distribution amount will vary each year as defined in Part E.

If you die before the entire accumulation is paid out, your remaining accumulation will provide a benefit for your beneficiary, as described in Part F.

You may convert your remaining accumulation into lifetime annuity income, subject to the restrictions described in Part G.

You may allocate considerations between the Traditional Annuity and the Investment Accounts. Your Traditional Annuity accumulation will be credited with a guaranteed interest rate and any additional amounts declared by TIAA. You cannot withdraw or transfer your Traditional Annuity accumulation in a lump-sum, but you may, if your remaining life expectancy is at least ten years, transfer it to the Investment Accounts or to your companion CREF certificate over a ten-year period. Your accumulations in the Investment Accounts are variable, and may increase or decrease depending on investment results.

You may transfer from any of your Investment Account accumulations to your Traditional Annuity or to your companion CREF certificate, as described in Part H. All or part of your Investment Account accumulations may be available as a lump-sum benefit, as described in Part I.

Your contract cannot be assigned and it does not provide for loans.

If you have any questions about your contract or need help to resolve a problem, you can contact us at the address or telephone number above.

/s/ Roger W. Ferguson, Jr.
President and Chief Executive Officer

Endorsement to Your TIAA Minimum Distribution Annuity Contract

INDEX OF PROVISIONS

Section
Accumulation	1
Investment Account	31
Report	61
Traditional Annuity	25
Accumulation Units	30
Number of	36
Additional Amounts	27
Annuity Benefits
Amount	47
Based on Incorrect Data	50
Choosing an Annuity	46
Definition	2
One-Life Annuity	48
Two-Life Annuity	49
Applicability of Prior Provisions	67
Assignment	64
Beneficiary	3
Business Day	4
Calculation
Beneficiary	5
Excluded Amount	39
Life Expectancy	40
Payment Amount	38
Claims of Creditors	66
Commuted Value	6
Companion CREF Certificate	22
Compliance with Laws and Regulations	78
Considerations	23
Allocation	24
Contestability	21
Contract	20
Ownership	63
Right to Amend	74
Correspondence and Request for Benefits	79
Death Benefit	7
Methods of Payment	44
Naming Your Beneficiary	45
Payment	43
Elections and Changes	69
Employer Plan	8
Funding Vehicle	10
General Account	11
Gross Investment Factor	34
Interest	26
Internal Transfer	12, 23
From the Investment Accounts	51
From the Traditional Annuity	52
Restrictions	54
Systematic	53
IRC	14
Investment Accounts
Definition	13
Modification	75
Insulation	76
Investment Company Act of 1940	77
Loans	65
Lump-sum Benefits	15, 55
Systematic Withdrawals	56
Systematic Withdrawals to pay fees	57
Minimum Distribution Amount	16
Net Investment Factor
For the Real Estate Account	32
For Other Investment Accounts	33
Payments
Allocation	42
Amount	38
First Required Payment	41
To an Estate, Trustee, etc.	71
When Made	37
Proof of Survival	73
Roth Accounting	62
Separate Account
Charge	35
Definition	17
Real Estate Account	28
TIAA Access Account	29
Service of Process upon TIAA	72
Spouse’s Rights	18, 58
ERISA	9
Liability of TIAA	60
Waiver	59
Tax-Free Rollover	70
Traditional Annuity Rates	68
Valuation Day	19

Endorsement to Your TIAA Minimum Distribution Annuity Contract

Account Specifications Page

The following Investment Accounts are available as of the effective date of this endorsement. Your employer plan may restrict your right to invest in some or all of the accounts:

TIAA Real Estate Account

TIAA Access Account Level 1 Subaccounts:

TIAA Access Lifecycle Retirement Income T1

TIAA Access Lifecycle 2010 T1

TIAA Access Lifecycle 2015 T1

TIAA Access Lifecycle 2020 T1

TIAA Access Lifecycle 2025 T1

TIAA Access Lifecycle 2030 T1

TIAA Access Lifecycle 2035 T1

TIAA Access Lifecycle 2040 T1

TIAA Access Lifecycle 2045 T1

TIAA Access Lifecycle 2050 T1

TIAA Access Growth & Income T1

TIAA Access International Equity T1

TIAA Access Large-Cap Value T1

TIAA Access Mid-Cap Growth T1

TIAA Access Mid-Cap Value T1

TIAA Access Small-Cap Equity T1

TIAA Access Large-Cap Growth Index T1

TIAA Access Large-Cap Value Index T1

TIAA Access Equity Index T1

TIAA Access S&P 500 Index T1

TIAA Access Mid-Cap Growth Index T1

TIAA Access Mid-Cap Value Index T1

TIAA Access Mid-Cap Blend Index T1

TIAA Access Small-Cap Growth Index T1

TIAA Access Small-Cap Value Index T1

TIAA Access Small-Cap Blend Index T1

TIAA Access International Equity Index T1

TIAA Access Social Choice Equity T1

TIAA Access Real Estate Securities T1

TIAA Access Bond Fund T1

TIAA Access Inflation-Linked Bond T1

TIAA Access Money Market T1

TIAA Access Large-Cap Growth T1

TIAA Access Bond Plus T1

TIAA Access Short-Term Bond T1

TIAA Access High-Yield Bond T1

TIAA Access - American Funds Washington Mutual Investors T1

TIAA Access - American Funds EuroPacific Growth T1

TIAA Access - Western Asset Management Core Plus Bond T1

TIAA Access - T. Rowe Price Institutional Large-Cap Growth T1

Endorsement to Your TIAA Minimum Distribution Annuity Contract

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Endorsement to Your TIAA Minimum Distribution Annuity Contract

PART A: TERMS USED IN YOUR CONTRACT

1.	Your accumulation is equal to the sum of your Traditional Annuity accumulation, described in Part C, and your Investment Account accumulations, described in Part D. Your accumulation will provide the benefits described in your contract.

2.	An annuity benefit may be elected to provide guaranteed benefits, subject to the restrictions described in Part G.

3.	Beneficiaries are the persons you name, in a form satisfactory to TIAA, to receive the death benefit if you die before the entire accumulation is paid out.

4.	A business day is any day that the New York Stock Exchange is open for trading. A business day ends at 4:00 P.M. Eastern time, or when trading closes on the New York Stock Exchange, if earlier.

5.	The life expectancy of a calculation beneficiary may be used in the calculation of the minimum distribution amount, in accordance with IRC Section 401(a)(9). If the calculation beneficiary dies while you are receiving payments, you must notify us so that the calculation may be changed as necessary to comply with federal tax law.

6.	The commuted (discounted) value is a one-sum amount paid in lieu of a series of payments. It is less than the total of those payments, because future interest, included when computing the series of payments, will not be earned if payment is to be made in one sum. The commuted value of future payments is therefore the sum of those payments less the interest from the date of commutation to the date each payment would have been made. The same interest rate or rates used in computing the benefit payments will be used to determine the commuted value.

7.	The death benefit is the current value of your accumulation under your contract. It will be paid to your beneficiary under one of the methods set forth in Part F if you die before the entire accumulation is paid out.

8.	An employer plan is a plan satisfying the requirements of IRC Section 401(a), 401(k), 403(a), 403(b), 415(m), 457, or any other section providing similar benefits for employees.

9.	ERISA is the Employee Retirement Income Security Act of 1974, as amended. Your contract is not subject to ERISA if the consideration is from: a settlement of death benefit proceeds from a deferred annuity contract or certificate; or, an annuity issued to fund a Non-Qualified Deferred Compensation Plan described in IRC section 457(b).

10.	A funding vehicle is an annuity contract, custodial account, or trust designated to receive contributions under an employer plan.

11.	The general account consists of all of TIAA’s assets other than those in the separate accounts.

Endorsement to Your TIAA Minimum Distribution Annuity Contract

12.	An internal transfer is the movement of accumulations between your Traditional Annuity accumulation and your Investment Account accumulations, among Investment Account accumulations or between your contract and your companion CREF certificate. Internal transfers from your Traditional Annuity accumulation are made only over a 10-year period through a Transfer Payout Annuity. The provisions concerning internal transfers are set forth in Part H of your contract.

13.	An Investment Account under your contract refers to the Real Estate Account. It also refers to any subaccount of any other Separate Account available under your contract, that holds shares of a fund or funds which are managed with a specified investment objective. The Investment Accounts available as of the effective date of this endorsement are listed on the Account Specifications page and, for accounts other than the Real Estate Account, are specific to the indicated level.

14.	The IRC is the Internal Revenue Code of 1986, as amended. All references to any section of the IRC shall be deemed to refer not only to such section but also to any amendment thereof and any successor statutory provisions.

15.	A lump-sum benefit from an Investment Account is a withdrawal in a single sum of all or part of any of your Investment Account accumulations. The provisions concerning lump-sum benefits are set forth in Part I.

16.	The minimum distribution amount is the amount that is required under federal tax law to be distributed to you for each calendar year. We will calculate it as described in Part E.

17.	The separate accounts are the accounts described in Part D.

18.	Spouse’s rights. If you are married and all or part of your accumulation is attributable to contributions made under an employer plan subject to ERISA or under the terms of an employer plan that provides for spousal rights, then your spouse is entitled to benefits, as described in Part J.

19.	A valuation day is any business day, as well as the last calendar day of each month. Valuation days end as of the close of all U.S. national exchanges where securities or other investments of the Investment Accounts are principally traded. Valuation days that aren’t business days end at 4:00 p.m. Eastern Time. A valuation period is the time from the end of a valuation day to the end of the next valuation day.

PART B: CONTRACT AND CONSIDERATIONS

20.	The contract. This document (and any endorsements and amendments to it) is the entire contract between you and TIAA. We have issued your contract in return for the initial consideration. Any endorsement or amendment of your contract, or waiver of any of its provisions will be valid only if in writing and signed by an executive officer of TIAA.

21.	Contestability. The contract is incontestable.

Endorsement to Your TIAA Minimum Distribution Annuity Contract

22.	Companion CREF certificate. The College Retirement Equities Fund (CREF) is a companion organization to TIAA. CREF issued a companion CREF Minimum Distribution Annuity certificate to you when you received your contract.

23.	Considerations and internal transfers. TIAA will accept future considerations under the terms of your employer plan at any time while your contract is in force. All future considerations must be from the same employer plan or contract from which the initial consideration was received and meet the applicable requirements of the IRC. However, when the source of the initial consideration is a death benefit, future considerations may only be applied to your contract from another funding vehicle if the consideration qualifies as a direct transfer or rollover under federal tax law. Considerations will be credited to your contract as of the end of the business day in which they are received. All considerations are payable at the location that TIAA will designate by prior written notice. Considerations may be paid in any amount not less than $100.

Internal transfers to your Traditional Annuity accumulation are received by the General Account as of the beginning of the day following the effective date of the internal transfer. Internal transfers to your Investment Account accumulations purchase accumulation units as of the end of the effective date of the internal transfer. TIAA reserves the right to stop accepting internal transfers to the Traditional Annuity and/or any or all of the Investment Accounts at any time.

24.	Allocation of considerations. You may allocate a future consideration to either the Traditional Annuity or to the Investment Accounts. An employer plan may limit your right to allocate considerations to the Traditional Annuity and/or to any of the Investment Accounts. If you allocate considerations to the Traditional Annuity, they increase your Traditional Annuity accumulation. If you allocate considerations to an Investment Account, they purchase accumulation units in that Investment Account. You may change your allocation of future considerations at any time. TIAA will allocate considerations according to the most recent valid instructions we have received from you in a form acceptable to TIAA.

TIAA may stop accepting considerations to the Traditional Annuity or to any or all Investment Accounts at any time.

PART C: TRADITIONAL ANNUITY ACCUMULATIONS

25.	Your Traditional Annuity accumulation will be increased by:

A)	any considerations allocated to the Traditional Annuity under your contract;

B)	interest credited at the guaranteed interest rate;

C)	any additional amounts credited to the Traditional Annuity under your contract; and

D)	any internal transfers to the Traditional Annuity;

and will be reduced by:

E)	any payments allocated from the Traditional Annuity under your contract;

Endorsement to Your TIAA Minimum Distribution Annuity Contract

F)	any premium taxes incurred by TIAA for your Traditional Annuity accumulation;

G)	any charges for expenses and contingencies;

H)	any amount applied to a Transfer Payout Annuity; and

I)	any amount applied to begin annuity benefits.

26.	Interest will be credited to your Traditional Annuity accumulation at the applicable guaranteed interest rates as indicated in the provision entitled Applicability of prior plan provisions. All considerations, any additional amounts, and any internal transfers applied to your Traditional Annuity accumulation are credited with interest from the day they are received.

27.	Additional amounts. TIAA may credit additional amounts to your Traditional Annuity accumulation. TIAA does not guarantee that there will be additional amounts. TIAA will determine at least annually if additional amounts will be credited.

Any additional amounts credited to your Traditional Annuity accumulation will be credited under a schedule of additional amount rates declared by TIAA. For a Traditional Annuity accumulation in force as of the effective date of such a schedule, the additional amount rates will not be modified for a period of twelve months following the schedule’s effective date. For any considerations, any additional amounts, and any internal transfers applied to the Traditional Annuity during the twelve-month period described in the preceding sentence, TIAA may declare additional amounts at rates that remain in effect through the end of such twelve-month period. Thereafter, any additional amount rates declared for such considerations, additional amounts and internal transfers will remain in effect for periods of twelve months or more.

PART D: SEPARATE ACCOUNTS

28.	The Real Estate Account is designated as “VA-2” and was established by TIAA in accordance with New York law to provide benefits under your contract and other contracts. The assets and liabilities of separate account VA-2 are segregated from the assets and liabilities of the general account, and from the assets and liabilities of any other TIAA separate account. All premiums and internal transfers credited to the Real Estate Account become part of separate account VA-2.

29.	The TIAA Access Account (The Access Account) is designated as “VA-3” and was established by TIAA in accordance with New York law to provide benefits under your contract and other contracts. The assets and liabilities of separate account VA-3 are segregated from the assets and liabilities of the general account, and from the assets and liabilities of any other TIAA separate account. All premiums and internal transfers credited to the Access Account become part of separate account VA-3.

30.	Accumulation unit. Each Investment Account maintains a separate accumulation unit. The value of each Investment Account’s accumulation unit is calculated at the end of each valuation day. The value of an Investment Account’s accumulation unit is equal to the prior valuation day’s value multiplied by that account’s net investment factor.

Endorsement to Your TIAA Minimum Distribution Annuity Contract

31.	An Investment Account accumulation (the value of your share of an Investment Account) is equal to the number of your accumulation units in that Investment Account multiplied by the value of one accumulation unit in that Investment Account. Investment Account accumulations are variable and are not guaranteed. They may increase or decrease depending on the investment results of the funds underlying the Investment Accounts.

32.	The Real Estate Account’s net investment factor for a valuation period is based on the amount of accrued real estate net operating income, dividends, interest and other income during the current period, a deduction of the separate account charge, both realized and unrealized capital gains and losses incurred, and other accounting adjustments during the current period. The precise formula for the net investment factor is A divided by B, as follows:

A:	The value of the Real Estate Account’s net assets at the end of the current valuation period, less any considerations received during the current period.

B:	The value of the Real Estate Account’s net assets at the end of the previous valuation period, plus the net effect of transactions (e.g. internal transfers, benefit payments) made at the start of the current valuation period.

33.	The net investment factor for any Investment Account other than the Real Estate Account equals that account’s gross investment factor minus the separate account charge incurred for that account since the previous valuation day.

34.	Each Investment Account other than the Real Estate Account has its own gross investment factor. An Investment Account’s gross investment factor equals A divided by B, as follows:

A	equals	i.	the value of the shares in the fund(s) held by the account, as reported to us by the fund(s), as of the end of the valuation day, excluding the net effect of contract holders’ transactions (i.e., premiums received, benefits paid, and transfers to and from the account) made during that day; plus

		ii.	investment income and capital gains distributed to the account; less

		iii.	any amount paid and/or reserved for tax liability resulting from the operation of the account since the previous valuation day.

B	equals	the value of the shares in the fund(s) held by the account as of the end of the prior valuation day, including the net effect of contract holders’ transactions made during the prior valuation day.

35.	Each Investment Account has its own separate account charge. The separate account charge for the Real Estate Account is assessed for mortality and expense risk, liquidity risk, and administrative and investment advisory services. The Real Estate Account separate account charge can be increased or decreased at the discretion of TIAA and is guaranteed not to exceed 2.50% per year of average net assets.

Endorsement to Your TIAA Minimum Distribution Annuity Contract

The separate account charge for any Investment Account other than the Real Estate Account is assessed for mortality and expense risk and administration. The separate account charge for any subaccount of TIAA VA-3 under your contract can be increased or decreased at the discretion of TIAA and is guaranteed not to exceed 2.0% per year of that Investment Account’s average net assets.

36.	Number of accumulation units. The number of your accumulation units in an Investment Account under your contract will be increased by:

A)	any considerations you allocate to that Investment Account; and

B)	any transfers you make to that Investment Account;

and will be decreased by:

C)	any premium taxes incurred by us for that Investment Account accumulation;

D)	the application of any accumulations to provide any form of payment or benefit; and

E)	any transfers from your accumulation in that Investment Account to the Traditional Annuity, another Investment Account, or your companion CREF Certificate.

The increase or decrease in the number of your accumulation units on any valuation day is equal to the net dollar value of all transactions divided by the value of the Investment Account’s accumulation unit as of the end of the business day on which the transaction becomes effective.

PART E: PAYMENTS

37.	When payments are made. You may choose to receive your minimum distribution amounts as monthly, quarterly, semi-annual or annual payments. You may choose any day of the month except the 29th, 30th or 31st for your recurring payments. If, for any scheduled payment, the day chosen is not a business day, we will make your payment as of the next business day. Payments scheduled for the first 14 days of January may be distributed as late as January 15, while we calculate your year-end accumulation and your minimum distribution amount.

You may at any time, in accordance with section 69, change the frequency or date of payments.

Payments will continue to you through the first calendar year in which the life expectancy is one year or less. Your total payments for that year will be your remaining accumulation, and no further payments will be made after that year.

38.

Amount of payments. The minimum distribution amount for any calendar year is equal to the accumulation as of the previous December 31 less the excluded amount, all divided by the life expectancy as of the calendar year. The minimum distribution amount may be

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adjusted during a calendar year if additional considerations have been paid or amounts have been withdrawn or transferred.

The amount of each payment within a calendar year is generally the minimum distribution amount divided by the number of payments to be made in the year. Adjustments may be required if the minimum distribution amount is adjusted. In no case will any payment exceed your total accumulation as of the date the payment is made.

If the calculated value of any payment is less than $100, TIAA will have the right to change the payment frequency to quarterly, semi-annual, or annual, whichever will result in payments of $100 or more and the shortest interval between payments. If the calculated amount would be less than $25 on the annual payment frequency, we may set the minimum distribution amount to $25 or your accumulation, if less.

39.	The excluded amount is that portion of the accumulation that will not be included in the calculation of the minimum distribution amount for any calendar year in accordance with IRC Section 401(a)(9). All or part of any payment from your contract may be applied to reduce the excluded amount. The excluded amount may be reduced at your request, or when required by federal tax law, and will be reduced to zero in the calendar year in which you attain age 75. Excluded amounts are contributions and earnings credited prior to January 1, 1987, if any, under an IRC section 403(b) retirement plan.

40.	The life expectancy as of any calendar year will be calculated in accordance with IRC Section 401(a)(9) and the regulations issued thereunder.

41.	A first required payment may be made to you as of the date of issue if necessary to meet the requirements of IRC Section 401(a)(9).

42.	Allocation of payments. Your accumulation will be reduced on each payment date by the amount of the payment you receive. You may choose how the reduction is allocated between your Traditional Annuity accumulation and your Investment Account accumulations, provided the reduction you allocate to the Traditional Annuity accumulation is not more than that which would be calculated on a pro rata basis. You may change your allocation for future payments at any time, in accordance with section 69. If we do not have a valid allocation, or if the value of any of the accumulations under your contract is not sufficient to cover the allocated portion of the payment, your Traditional Annuity accumulation and your Investment Account accumulations will be reduced on a pro rata basis.

PART F: DEATH BENEFIT

43.	Payment of the death benefit. If you die before the entire accumulation is paid out, TIAA will pay the death benefit to your beneficiary under one of the methods of payment set forth in section 44. You may choose the method during your lifetime as explained in section 46. If you do not so choose, your beneficiary will make the choice when he or she becomes entitled to payments. You may change the method at any time before payments begin. After your death, your beneficiary may change the method chosen by you, if you so provide.

Endorsement to Your TIAA Minimum Distribution Annuity Contract

44.	Methods of payment. The death benefit may be paid to your beneficiary as follows:

A)	in one sum; or

B)	as an annuity, as described in Part G; or

C)	as a consideration to a new minimum distribution annuity contract.

45.	Naming your beneficiary. Subject to federal tax law, if you have not made your beneficiary designation irrevocable, you can change, add, or delete your beneficiaries by written notice to TIAA as explained in section 69. If your accumulation is subject to spousal rights, then your right to name a beneficiary for the death benefit is subject to the rights of your spouse as described in Part J.

You can name two classes of beneficiaries, primary and contingent, which set the order of payment. At your death, your beneficiaries are the surviving primary beneficiary or beneficiaries you named. If no primary beneficiary survives you, your beneficiaries are the surviving contingent beneficiary or beneficiaries you named. The share of any named beneficiary in a class who does not survive will be allocated in equal shares to the beneficiaries in such class who do survive, even if you’ve provided for these beneficiaries to receive unequal shares.

The death benefit will be paid to your estate in one sum if: you name your estate as beneficiary; or none of the beneficiaries you have named is alive at the time of your death; or at your death you had never named a beneficiary. If distributions to a named beneficiary are barred by operation of law, the death benefit will be paid to your estate.

If at your death any distribution of the death benefit would be in conflict with any rights of your spouse under law that were not previously waived, TIAA will pay the death benefit in accordance with your spouse’s rights, as described in section 58.

PART G: ANNUITY BENEFIT

46.	Choosing an annuity. The choice of any annuity option is subject to the applicable restrictions of federal tax law. No guaranteed or fixed period may extend beyond the life expectancy, as calculated in the year in which annuity payments begin.

You may apply your accumulation to a one-life annuity only if you have not yet reached age 90. You may apply your accumulation to a two-life annuity only if neither you nor your second annuitant has reached age 90. In addition, if the source of the accumulation is a Group Retirement Annuity, you may also choose, subject to federal tax law limitations, payments for a fixed period of not less than 5 years, nor more than 30 years or your life expectancy, as determined under IRS guidelines. If your accumulation is from an annuity issued to an employer that is not a state or local government to fund a Non-Qualified Deferred Compensation Plan described in IRC section 457(b), you may not apply your accumulation to provide for any form of annuity benefit.

If you die, your beneficiary may apply the death benefit to an annuity providing payments for a fixed period of between 2 and 30 years. If your beneficiary survives you and has not reached age 90, he or she may apply the death benefit to a one-life annuity.

If your accumulation is subject to spousal rights, then your choice of an annuity is subject to the right of your spouse, if any, to benefits as explained in Part J.

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The annuity options described in your contract are available from your Traditional Annuity accumulation only. You can transfer some or all of any of your Investment Account accumulations to your Traditional Annuity accumulation to receive annuity benefits under these options.

47.	The amount of annuity benefit will be determined as of the date annuity payments start, based on:

A)	the amount of your Traditional Annuity accumulation;

B)	the same rates that then apply to premiums then remitted to TIAA Retirement Annuity Contracts;

C)	the annuity option chosen;

D)	if you choose a lifetime annuity, your age and the age of your second annuitant, if any.

To comply with IRC Section 401(a)(9), we may make a supplemental payment to you in the year you elect an annuity. The amount of any supplemental payment will reduce the amount of your accumulation applied to the annuity. If the amount of your annuity benefit will be less than $100 per payment, TIAA will have the right to change the payment frequency so that the amount of annuity benefit will be $100 or more with the shortest interval between payments.

48.	A one-life annuity provides a payment to you each month for as long as you live. Subject to applicable restrictions, you may include a guaranteed period of 10, 15 or 20 years. If you die before the end of the guaranteed period you chose, payments will continue to your beneficiary until the end of that period and then cease. If you do not include a guaranteed period, all payments will cease at your death. Once payments have begun under this option, no change may be made. A one-life annuity may be available to you as described in section 46.

49.	A two-life annuity provides a payment to you each month for as long as you live. After your death, a payment will be made each month to the second annuitant you have named, for as long as he or she survives you. Payments after the death of you or your second annuitant may be reduced in accordance with the annuity option you choose. Subject to applicable restrictions, you may include a guaranteed period of 10, 15 or 20 years. If you include a guaranteed period and you and your second annuitant both die before the end of that period, payments will continue until the end of that period and then cease. If you do not include a guaranteed period, all payments will cease when you and your second annuitant have both died. Once payments have begun under this option, no change may be made. A two-life annuity may be available to you as described in section 46.

A two-life annuity is not available if your contract has been issued in settlement of death benefit proceeds from a deferred annuity contract.

50.	Benefits based on incorrect data. If the amount of annuity benefits is determined by data as to a person’s age or sex that is incorrect, benefits will be recalculated based on the correct data. Any amounts underpaid by TIAA based on the incorrect data will be paid at the time the correction is made. Any amount overpaid by TIAA based on the incorrect data will be charged against the payments due after the correction is made. Any amounts so paid or charged will include compound interest at the effective annual rate of 6%.

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PART H: INTERNAL TRANSFERS

51.	Internal transfers from the Investment Accounts. Subject to section 54 and employer plan limits on transfer rights if any, you may transfer all of any of your Investment Account accumulations, or any part thereof not less than $1000, to your TIAA Traditional Annuity accumulation or to your companion CREF certificate. Any internal transfer to CREF is subject to the terms of your companion CREF certificate and CREF’s Rules of the Fund. You may also transfer among your Investment Account accumulations. TIAA reserves the right to limit internal transfers from each of the Investment Accounts to not more than one in a calendar quarter.

An internal transfer will be effective as of the end of the business day in which TIAA receives, in a form acceptable to TIAA, your request for an internal transfer. You may defer the effective date of an internal transfer until any business day following the date on which we receive your request. TIAA will determine all values as of the end of the effective date. You cannot revoke a request for an internal transfer after its effective date.

If you elect an internal transfer, we may first pay to you any unpaid portion of the current year’s minimum distribution amount.

52.	Internal transfers from the Traditional Annuity. If your remaining life expectancy is greater than ten years, you may transfer your Traditional Annuity accumulation to CREF or to an Investment Account under a Transfer Payout Annuity. For the portion of your Traditional Annuity accumulation purchased by premiums remitted under an employer plan, the plan may limit your right to transfer to an Investment Account.

Transfer Payout Annuity payments to your companion CREF certificate or to an Investment Account accumulation will be made over a ten-year period. The amount of each annuity payment will be determined as of the annuity starting date by:

A)	the amount of your Traditional Annuity accumulation; and

B)	the guaranteed annual interest rate shown on page 3.

Your request for a Transfer Payout Annuity must be made by written notice to TIAA. If you die before all annuity payments have been made, any remaining payments will continue to the beneficiary you name when electing this option. Alternatively, a death benefit equal to the commuted value of any remaining annuity payments may be elected.

Each payment to CREF is subject to the terms of your companion CREF certificate and CREF’s Rules of the Fund.

53.

Systematic transfers from and among the Investment Accounts. Subject to section 54 and employer plan limits on transfer rights if any, TIAA may make available transfers from or among Investment Accounts made on a systematic basis. Systematic transfers may be made semi-monthly, monthly, quarterly, semi-annually or annually. Semi-monthly transfers are made twice a month, with the second payment scheduled 14 days after the first payment. You choose which day the transfer will be made, except that if the date of a scheduled transfer is not a business day, the transfer will be made on the following business day. Transfers will continue until you tell us to stop or an Investment Account accumulation is insufficient to support the transfer. Systematic transfers are

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subject to all the provisions described above for transfers, except that a reduced minimum amount of $100 applies to such transfers.

54.	Restrictions on transfers. To the extent permitted by applicable law, we may reject, limit, defer or impose other conditions on transfers into or out of an Investment Account in order to curb frequent transfer activity to the extent that comparable limitations are imposed on the purchase, redemption or exchange of shares of any of the funds held by an Investment Account. In accordance with applicable law, we may terminate the transfer feature of the contract at any time.

A fund in which an Investment Account invests may impose a redemption charge on its assets that are redeemed out of the fund in connection with a transfer. The fund determines the amount of the redemption charge and the charge is retained by or paid to the fund and not by or to TIAA. The redemption charge may affect the number and value of accumulation units transferred out of the Investment Account that invests in that fund and, therefore, may affect the Investment Account accumulation.

PART I: LUMP-SUM BENEFIT FROM THE INVESTMENT ACCOUNTS

55.	Availability of an Investment Account lump-sum benefit. You may, subject to the limits described below, withdraw as a lump-sum benefit all of any of your Investment Account accumulations, or any part thereof not less than $1,000. TIAA reserves the right to limit lump-sum benefits from each of your Investment Account accumulations to not more than one in a calendar quarter. A lump-sum benefit may be paid:

A)	to you as a cash withdrawal; or

B)	to another funding vehicle as a direct transfer under the federal tax law; or

C)	to a TIAA IRA contract, a CREF IRA certificate, or to a funding vehicle whether or not it is offered by TIAA or CREF, as a tax-free rollover as permitted in section 70.

An employer plan may limit your right to choose a lump-sum benefit for those Investment Account accumulation units purchased by premiums remitted on your behalf under the plan.

If you are married and some or all of any of your Investment Account accumulations are subject to spousal rights, your right to receive a lump-sum benefit is subject to the rights of your spouse as described in Part J.

If your accumulation is from an annuity issued to an employer that is not a state or local government to fund a Non-Qualified Deferred Compensation Plan described in IRC section 457(b), you may not withdraw any of your accumulation as a lump-sum benefit.

Payment of a lump-sum benefit reduces your Investment Account accumulations by the amount chosen. A lump-sum benefit will be effective as of the end of the business day in which we receive, in a form acceptable to TIAA:

A)	your request for a lump-sum benefit; and

B)	if your accumulation is subject to spousal rights, described in Part J, a waiver of spouse’s rights, or proof that you are not married; and

Endorsement to Your TIAA Minimum Distribution Annuity Contract

C)	verification of your eligibility for a lump-sum benefit for those Investment Account accumulation units purchased by premiums remitted on your behalf under an employer plan.

You may choose to defer the effective date of the lump-sum benefit until any business day following the date on which we receive the above requirements. TIAA will determine all values as of the end of the effective date. You can’t revoke a request for a lump-sum benefit after its effective date.

If you elect a lump-sum benefit, we may first pay to you any unpaid portion of the current year’s minimum distribution amount.

56.	Systematic withdrawals. TIAA may make available and you may elect to have lump-sum benefits from any of your Investment Account accumulations made on a systematic basis. Systematic withdrawals may be made semi-monthly, monthly, quarterly, semi-annually or annually. Semi-monthly withdrawals are made twice a month, with the second payment scheduled 14 days after the first payment. You choose which day the lump-sum benefit will be paid, except that if the date of a scheduled lump-sum benefit is not a business day, it will be paid on the following business day. Withdrawals will continue until you tell us to stop or until the portion of that Investment Account accumulation available to you is insufficient to support the benefit. Systematic withdrawals are subject to all the provisions described above for lump-sum benefits, except that a reduced minimum amount of $100 applies.

57.	Systematic Withdrawals from the Investment Accounts to Pay Financial Advisor Fees. You may authorize a series of systematic withdrawals from your Investment Account accumulations to pay the fees of a financial advisor. Such systematic withdrawals are subject to all provisions applicable to systematic withdrawals, except as otherwise described in this section.

One series of systematic withdrawals to pay financial advisor fees may be in effect at the same time that one other series of systematic withdrawals is also in effect. Systematic withdrawals to pay financial advisor fees must be scheduled to be made quarterly only, on the first day of each calendar quarter. The amount withdrawn from each account must be specified in dollars or percentage of accumulation, and will be in proportion to the accumulations in each account at the end of the business day prior to the withdrawal. The financial advisor may request that we stop making withdrawals.

We reserve the right to determine the eligibility of financial advisors for this type of fee reimbursement.

PART J: SPOUSE’S RIGHTS TO BENEFITS

58.	Spouse’s right to benefits. If you are married, and all or part of your accumulation is attributable to contributions made under

A)	an employer plan subject to ERISA; or

B)	an employer plan that provides for spousal rights to benefits;

Endorsement to Your TIAA Minimum Distribution Annuity Contract

then, only to the extent required by the IRC, ERISA or the terms of your employer plan, your rights to choose certain benefits are restricted by the rights of your spouse to benefits as follows:

Spouse’s survivor retirement benefit. If you choose to apply your accumulation to an annuity and you are married, you must choose a two-life annuity with your spouse as second annuitant.

Spouse’s survivor death benefit. If you die and your spouse survives you, the payment of the death benefit to your named beneficiary may be subject to your spouse’s right to receive a death benefit. Under an employer plan subject to ERISA, your spouse has the right to a death benefit of at least 50% of any part of your accumulation attributable to contributions made under such plan. Under an employer plan not subject to ERISA, your spouse may have the right to a death benefit in the amount stipulated in the plan.

Your spouse may consent to a waiver of his or her rights to these benefits, as explained in section 59.

59.	Waiver of spouse’s rights. If you are married, your spouse must consent to a waiver of his or her rights to survivor benefits before you can choose:

A)	an annuity benefit other than a two-life annuity with your spouse as second annuitant; or

B)	beneficiaries who are not your spouse for more than the percentage of the death benefit allowed by your employer plan; or

C)	an Investment Account lump-sum benefit.

In order to waive the rights to spousal survivor benefits, we must receive, in a form satisfactory to TIAA, your spouse’s consent, or satisfactory verification that your spouse cannot be located. A waiver of rights with respect to an annuity benefit or a lump-sum benefit must be made in accordance with the IRC, ERISA or the applicable provisions of your employer plan. A waiver of the survivor death benefit may not be effective if it is made prior to the earlier of the plan year in which you reach age 35 or the severance of your employment with your employer.

Verification of your marital status may be required, in a form satisfactory to TIAA, for purposes of establishing your spouse’s rights to benefits or a waiver of these rights. You may revoke a waiver of your spouse’s rights to a survivor death benefit or a lump-sum benefit at any time during your lifetime. You may revoke a waiver of your spouse’s right to a survivor retirement benefit, for annuity benefits that have not yet begun, at any time during your lifetime and before the effective date of the annuity benefit. Your spouse may not revoke a consent after the consent has been given.

60.	Liability of TIAA. Any action taken by TIAA in good faith before receiving written notice of a waiver of rights included in your contract, or of revocation of such waiver, will not subject TIAA to liability because our acts were contrary to what was stated in such waiver or revocation.

Endorsement to Your TIAA Minimum Distribution Annuity Contract

PART K: GENERAL PROVISIONS

61.	Report of accumulation. At least once each year, we will provide you with a report for your contract showing the value of your accumulation as of a date specified in the report.

62.	Roth accounting. Notwithstanding any other provision in this contract, all amounts added to or deducted from accumulations under the contract will be accounted for separately to the extent required by IRC Section 402A, or any successor section governing Roth 401(k) and/or Roth 403(b) amounts. If there is a change in IRC Section 402A, this provision shall be construed as referring to such section as changed.

63.	Ownership of contract. You own your contract. During your lifetime, you may, to the extent permitted by law, exercise every right given by it.

64.	No assignment or transfer. Neither you nor any other person may assign, pledge, or transfer ownership of your contract or any benefits under its terms. Any such action will be void and of no effect.

65.	No loans. Your contract does not provide for loans.

66.	Protection against claims of creditors. The benefits and rights accruing to you or any other person under your contract are exempt from the claims of creditors or legal process to the fullest extent permitted by law.

67.	Applicability of prior provisions. This endorsement replaces all of the provisions of your contract and any endorsements thereto with effective dates on or before the effective date of this endorsement, except as described below. Any of the following provisions of such contract and endorsements will remain in effect as of the effective date of this endorsement to the extent that they are applicable to substantially similar provisions of this endorsement:

A)	Provisions detailing terms specific to the employer plan under which your contract was issued.

B)	Any provisions pertaining to ownership of your contract other than by the payee.

C)	Information specific to your contract appearing on the specification pages of your contract subject to any changes you have made as allowed by the terms of your contract.

D)	Provisions detailing premium taxes.

E)	Lower minimum transaction amounts relative to the amounts indicated in this endorsement.

F)	The Traditional Annuity rates appearing on the specification pages of your contract and, as applicable, any changes that were made to those rates in accordance with the terms of the contract. Such rates apply only to amounts applied to the Traditional Annuity and only for as long as such amounts remain in the Traditional Annuity.

Endorsement to Your TIAA Minimum Distribution Annuity Contract

68.	Traditional Annuity rates. To the extent permitted by law, TIAA may change the Traditional Annuity rates for any considerations, additional amounts, or internal transfers applied to the Traditional Annuity after the change. No change of rates will be applicable to considerations, additional amounts, or internal transfers applied to the Traditional Annuity prior to the change. A change in the rates will be made only after we have given you three months’ written notice of the change.

69.	Procedure for elections and changes. You (or your beneficiaries after your death) have to make any choice or changes available under your contract in a form acceptable to TIAA at our home office in New York, NY, or at another location that we designate. If you (or your beneficiaries after your death) send us a notice changing your beneficiaries or other persons named to receive payments, it will take effect as of the date it was signed even if you (or any other signer) then die before the notice actually reaches TIAA. Any other notice will take effect as of the date TIAA receives it. If TIAA takes any action in good faith before receiving the notice, we won’t be subject to liability even if our acts were contrary to what was stated in the notice.

For purposes of determining the effective dates of any transactions, transaction requests will only be deemed to have been received when they are received by TIAA, or its appropriately designated agent, in good order, in accordance with procedures established by TIAA or as required by law. TIAA reserves the right to limit the number of transactions that you may make effective on a single business day.

70.	Right to a tax-free rollover. If you or your surviving spouse (or your spouse or former spouse as an alternate payee under a “qualified domestic relations order,” as defined in the IRC) receive a distribution from your contract which qualifies as an eligible rollover distribution under IRC Section 402(c)(4), any portion of it may be paid as a direct rollover to an eligible retirement plan. An eligible retirement plan is, to the extent permitted by law, a plan satisfying the requirements of IRC Section 401(a), 403(a), 403(b), 408 and to the extent that the plan sponsor is a state or local government, Section 457(b).

Retirement plans eligible for such rollovers may, in the future, be changed by law. If such changes become effective, your contract will be governed by the laws and regulations then applicable.

71.	Payment to an estate, trustee, etc. TIAA reserves the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity that isn’t a natural person. TIAA won’t be responsible for the acts or neglects of any executor, trustee, guardian, or other third party receiving payments under your contract.

If you designate a trustee of a trust as beneficiary, TIAA is not obliged to inquire into the terms of the underlying trust or any will.

If death benefits become payable to the designated trustee of a testamentary trust, but:

A)	no qualified trustee makes claim for the benefits within nine months after your death; or

B)	evidence satisfactory to TIAA is presented at any time within such nine-month period that no trustee can qualify to receive the benefits due,

Endorsement to Your TIAA Minimum Distribution Annuity Contract

payment will be made to the successor beneficiaries, if any are designated and survive you; otherwise, payment will be made to the executors or administrators of your estate.

If benefits become payable to an inter-vivos trustee (the person appointed to execute a trust created during an individual’s lifetime), but the trust is not in effect or there is no qualified trustee, payment will be made to the successor beneficiaries, if any are designated and survive you; otherwise payment will be made to the executors or administrators of your estate.

Payment to any trustee, successor beneficiary, executor, or administrator, as provided for above, shall fully satisfy TIAA’s payment obligations under your contract to the extent of such payment.

72.	Service of process upon TIAA. We will accept service of process in any action or suit against us on your contract in any court of competent jurisdiction in the United States or Puerto Rico, provided such process is properly made. We will also accept such process sent to us by registered mail if the plaintiff is a resident of the jurisdiction in which the action or suit is brought. This section does not waive any of our rights, including the right to remove such action or suit to another court.

73.	Proof of survival. TIAA reserves the right to require satisfactory proof that anyone named to receive benefits, or anyone whose life expectancy is used in the calculation of benefits under the terms of your contract, is alive on the date any benefit payment is due. If this proof is not received after it has been requested in writing, TIAA will have the right to make reduced payments or to withhold payments entirely until such proof is received. If under a two-life annuity TIAA has overpaid benefits because of a death of which we were not notified, subsequent payments will be reduced or withheld until the amount of the overpayment, plus compound interest at the effective annual rate of 6%, has been recovered.

74.	Right to amend. TIAA may apply the provisions of your contract in a manner that TIAA believes is consistent with federal tax law, and amend your contract if necessary to comply with federal tax law. When required by law, TIAA will obtain the approval of any appropriate regulatory authority to such amendment.

75.	Modification of an Investment Account. We may, as permitted by applicable law, combine, or delete Investment Accounts. We may add other Investment Accounts with the consent of your employer under your employer plan, if applicable. We may also, as permitted by applicable law and the New York Insurance Department, change or substitute the fund(s) whose shares are held by the Investment Account(s).

If you own accumulation units in an Investment Account that is deleted, you must transfer them to any other available Investment Account, the Traditional Annuity or to your companion CREF certificate. If you don’t tell us where to transfer your accumulation units, we’ll transfer them to the CREF Money Market Account under your companion CREF certificate.

76.

Insulation of the Investment Accounts. TIAA owns the assets in each Investment Account. To the extent permitted by law, the assets in each Investment Account will not be charged with liabilities arising out of any other business TIAA may conduct. All income, investment gains and investment losses of each Investment Account, whether or

Endorsement to Your TIAA Minimum Distribution Annuity Contract

not realized, will be credited to or charged against only that account without regard to TIAA’s other income, gains or losses.

77.	Investment Company Act of 1940. The TIAA Access Account is a unit-investment trust which is a registered investment company under the Investment Company Act of 1940. However, we may operate the separate account using any other form permitted under the Act. Also, we may deregister the separate account under the Act, subject to compliance with applicable law.

78.	Compliance with laws and regulations. TIAA will administer your contract to comply with the restrictions of all laws and regulations pertaining to the terms and conditions of your contract. You cannot elect any benefit or exercise any right under your contract if the election of that benefit or exercise of that right is prohibited under an applicable state or federal law or regulation.

The choice of annuity benefit, method of payment of the death benefit, beneficiary or second annuitant, and the availability of internal transfers and lump-sum benefits as set forth in your contract are subject to the applicable restrictions, distribution requirements, and incidental benefit requirements of ERISA and the IRC, and any rulings and regulations issued under ERISA and the IRC.

79.	Correspondence and request for benefits. No notice, application, form or request for benefits will be deemed to be received by us unless it is received at our home office in New York, NY, or at another location that we designate. All benefits are payable at our home office, or at another location that we designate. If you have any questions about the contract or inquiries about our service, or if you need help to resolve a problem, you can contact us at the address or phone number below:

TIAA

730 Third Avenue

New York, NY 10017-3206

Telephone 800 842-2733